SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: November 14, 2019

List of materials

Documents attached hereto:

i) Approval of Listing of SRE Holdings Corporation Shares and Sale of Shares Held by Sony Corporation

November 14, 2019
Sony Corporation

Approval of Listing of SRE Holdings Corporation Shares and
Sale of Shares Held by Sony Corporation

Sony Corporation (“Sony”) today announced that on November 14, 2019, the Tokyo Stock Exchange approved the listing of the common stock of SRE Holdings Corporation ("SRE") (the “Listing”), a consolidated subsidiary of Sony, on the Tokyo Stock Exchange Mothers market. Sony also announced that Sony has decided to sell (the “Sale”) a portion of the shares of SRE common stock (the “Shares”) held by Sony upon the Listing.

1. Outline of SRE
Company name	SRE Holdings Corporation
Representative	Kazuyoshi Nishiyama, Representative Director
Registered address	3-1-2, Kita-Aoyama, Minato-ku, Tokyo
Date of establishment	April 14, 2014
Stated capital	JPY 1,822,450,000 (as of March 31, 2019)
Principal businesses	Real estate, IT platform, AI solutions

2. Purpose of the Listing and the Sale
　　Sony believes that the Listing is in line with SRE’s growth strategy to manage itself more autonomously. Sony also expects SRE to seek to increase its corporate value by communicating directly with stakeholders in the capital markets. Sony has decided that it is appropriate to reduce its ownership of the Shares and consummate the Sale in connection with the Listing, considering the limited business relationship between SRE and other Sony Group companies.

3. Outline of the Listing
Market to be listed	Tokyo Stock Exchange Mothers market
Approval date of Listing	November 14, 2019
Expected date of Listing	December 19, 2019

4. Outline of the Sale by Sony
Numbers of Shares to be sold by Sony	Total 1,000,000, which is to be underwritten and offered in Japan and overseas
Sale price	To be determined

* Upon the Listing, Shares to be issued by SRE and Shares to be sold by another shareholder of SRE, Z Holdings Corporation, will be offered together with the Sale (collectively, the “Firm Share Offering”).
* In connection with the Firm Share Offering, Shares to be borrowed from SRE’s shareholders, including Sony, may be over-allotted, depending on market demand. In case of overallotment, Sony will grant a green shoe option exercisable by January 16, 2020 to purchase up to an additional 336,300 Shares from Sony.

5. Numbers of Shares held by Sony and ownership thereof
	Number of held Shares	Ownership
Before Listing (before Sale)	7,727,400 Shares	56.29%
After Listing (after Sale)	6,391,100 Shares	42.25%

* Ownership is the ratio of the number of Shares held by Sony to the total number of Shares outstanding.
* Number of Shares held by Sony and ownership after the Listing (after the Sale) are calculated based on the assumption that the green shoe option to purchase up to an additional 336,300 Shares held by Sony is fully exercised in connection with the overallotment indicated in “4. Outline of the Sale by Sony.”

6. Impact on Sony’s consolidated financial results
After the Sale and the Listing, Sony expects to account for its investment in SRE using the equity method. As a result of the Sale and the Listing, Sony expects to record a remeasurement gain for the Shares that Sony continues to hold after the Sale and the Listing and a realized gain for the Shares sold in the Sale, both in operating income. Sony is currently assessing the impact of recording the remeasurement gain and realized gain on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2020.

This announcement does not constitute an offer of securities in the United States. The SRE Holdings Corporation shares referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements. Neither SRE Holdings Corporation nor the selling shareholders intends to register the securities in the United States or to conduct a public offering of the securities in the United States. Nothing in this communication shall constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer or sale would be unlawful.

 EOF